CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$5,100,000	$156.57

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $422,186.57 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $156.57 offset against the registration fee due for this offering and of which $422,030.00 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Amended and restated pricing supplement no. 787-A† To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 10-II dated March 20, 2006	Registration Statement No. 333-130051 Dated November 1, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $5,100,000 Return Enhanced Notes Linked to the Nikkei 225 Index due December 4, 2008

General

  The notes are designed for investors who seek a return of four times the appreciation of the Nikkei 225 Index up to a maximum total return on the notes of 27.50% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 4, 2008††.
  Payment is linked to the Nikkei 225 Index as described below. You may lose some or all of your investment.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on October 31, 2007 and are expected to settle on or about November 5, 2007.

Key Terms

Index:	The Nikkei 225 Index (the “Index”)
Upside Leverage Factor:	4
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by four, subject to a Maximum Total Return on the notes of 27.50%. For example, if the Index Return is more than 6.875%, you will receive the Maximum Total Return on the notes of 27.50%, which entitles you to a maximum payment at maturity of $1,275 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Return x 4)]

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 16737.63.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	December 1, 2008††
Maturity Date:	December 4, 2008††
CUSIP:	48123MEP3
†	This pricing supplement no. 787-A amends and restates and supersedes pricing supplement no. 787 to product supplement no. 10-II (pricing supplement no. 787 is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/19617/000089109207004700/e29042_424b2.pdf) in its entirety.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 10-II.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 10-II and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement no. 787-A.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement no. 787-A or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$19.50	$980.50

Total	$5,100,000	$99,450	$5,000,550

(1)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $19.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $10.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-20 of the accompanying product supplement no. 10-II.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $19.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 1, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement no. 787-A together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 10-II dated March 20, 2006. This pricing supplement no. 787-A, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This pricing supplement no. 787-A amends and restates and supersedes pricing supplement no. 787 to product supplement no. 10-II in its entirety. You should rely only on the information contained in this amended and restated pricing supplement no. 787-A and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 10-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 10-II dated March 20, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000692/e23619_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by four, up to the Maximum Total Return on the notes of 27.50%, or $1,275 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION AMONG JAPANESE EQUITIES OF THE NIKKEI 225 INDEX — The return on the notes is linked to the performance of the Nikkei 225 Index, which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. The Nikkei 225 Index is a price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. The mix of components which constitute the Nikkei 225 Index are rebalanced from time to time to assure that all issues in the Index are both highly liquid and representative of Japan’s industrial structure. The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbun, Inc. The name was changed on January 1, 2007. “Nikkei,” “Nikkei 225” and “Nikkei Stock Average” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. See “The Nikkei 225 Index” in the accompanying product supplement no. 10-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 10-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 10-II dated March 20, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 27.50%, regardless of the appreciation in the Index, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement no. 787-A is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Nikkei 225 Index	PS-1
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Japanese yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement no. 787-A is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 16500 and reflect the Maximum Total Return on the notes of 27.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return on Notes

29700.00	80.000%	27.50%
27225.00	65.000%	27.50%
24750.00	50.000%	27.50%
23100.00	40.000%	27.50%
21450.00	30.000%	27.50%
19800.00	20.000%	27.50%
18975.00	15.000%	27.50%
18150.00	10.000%	27.50%
17634.38	6.875%	27.50%
17325.00	5.000%	20.00%
16912.50	2.500%	10.00%
16665.00	1.000%	4.00%
16500.00	0.000%	0.00%
15675.00	-5.000%	-5.00%
14850.00	-10.000%	-10.00%
13200.00	-20.000%	-20.00%
11550.00	-30.000%	-30.00%
9900.00	-40.000%	-40.00%
8250.00	-50.000%	-50.00%
6600.00	-60.000%	-60.00%
4950.00	-70.000%	-70.00%
3300.00	-80.000%	-80.00%
1650.00	-90.000%	-90.00%
0.00	-100.000%	-100.00%

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Nikkei 225 Index	PS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 16500 to an Ending Index Level of 17325. Because the Ending Index Level of 17325 is greater than the Initial Index Level of 16500 and the Index Return of 5% multiplied by 4 does not exceed the Maximum Total Return of 27.50%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 4)] = $1,200

Example 2: The level of the Index increases from the Initial Index Level of 16500 to an Ending Index Level of 18150. Because the Ending Index Level of 18150 is greater than the Initial Index Level of 16500 and the Index Return of 10% multiplied by 4 exceeds the Maximum Total Return of 27.50%, the investor receives a payment at maturity of $1,275 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 16500 to an Ending Index Level of 13200. Because the Ending Index Level of 13200 is less than the Initial Index Level of 16500, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Historical Information

The following graph sets forth the historical performance of the Nikkei 225 Index based on the weekly Index closing level from January 4, 2002 through October 26, 2007. The Index closing level on October 31, 2007 was 16737.63. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Nikkei 225 Index	PS-3